04002774

STATES
HANGE COMMISSION
D.C. 20549

CM

BB 2/26

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 34288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12687 W. Cedar Dr., #340
(No. and Street)

Lakewood (City) CO (State) 80228 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Gunsauls & O'Donnell, PC
(Name – *if individual, state last, first, middle name*)

5590 E. Yale Ave. #201 (Address) Denver, (City) CO (State) 80222 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carol Greenlee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain States Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J. HAMAKER
NOTARY PUBLIC
STATE OF COLORADO

Carol A. Greenlee
Signature

VP
Title

Barbara J. Hamaker
Notary Public
My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN STATES INVESTMENTS, INC.

Financial Statements

December 31, 2003 and 2002

INDEX TO FINANCIAL STATEMENTS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER
Mountain States Investments, Inc. [13]

SEC FILE NO.
8-34288 [14]

FIRM I.D. NO.
01/01/03 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
12687 W. Cedar Dr. #340 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
12/31/03 [24]

Lakewood [21] CO [22] 80228 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)
[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Greenlee [30]

(Area Code) — Telephone No.
303-989-2095 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO X [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT X [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of Feb 2004
Manual signatures of:
1) Carol A. Greenlee
Principal Executive Officer or Managing Partner
2) Carol A. Greenlee
Principal Financial Officer or Partner
3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Ryan, Gunsauls & O'Donnell, PC [70]

ADDRESS

5590 E. Yale Ave. #201 [71]	Denver [72]	CO [73]	80222 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Mountain States Investments, Inc.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 | 99
SEC FILE NO. 8-34288 | 98
Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 45,071	200			$ 45,071	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	20,125	300	$	550	20,125	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	555	680	555	920
11. Other assets	1,000	535	2,373	735	3,373	930
12. TOTAL ASSETS	$ 66,196	540	$ 2,928	740	$ 69,124	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	17,701 [1205]	[1385]	17,701 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 17,701 [1230]	$ [1450]	$ 17,701 [1760]

Ownership Equity

21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		33,536 [1793]
D. Retained earnings		16,887 [1794]
E. Total		51,423 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 51,423 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 69,124 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 51,423	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			51,423	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 2,928	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(2,928)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 48,495	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 48,495	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	1,180	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	43,495	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	17,701	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	17,701	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	36.5 %	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc.

For the period (MMDDYY) from 1/01/03 [3932] to 12/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	2,711	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		195,687	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		16,023	3975
8. Other revenue		15,159	3995
9. Total revenue	$	229,580	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		9,120	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		4,118	4195
15. Other expenses		219,022	4100
16. Total expenses	$	232,260	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(2,680)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(2,680)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 54,103	4240
A. Net income (loss)		(2,680)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 51,423	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Fiserv Correspondent Services, Inc. 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Ryan, Gunsauls & O'Donnell, P.C.

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado

We have audited the accompanying balance sheets of Mountain States Investments, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain States Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Ryan, Gunsauls & O'Donnell, P.C.

Denver, Colorado
January 19, 2004

Financial Services and Tax Advisors since 1954

5590 East Yale Avenue • Suite 201 • Denver, Colorado 80222 • 303.758.5558 • Fax 303.756.1741

admin@rgo-cpa.com • www.rgo-cpa.com

Member of American Institute of Certified Public Accountants • Member of Colorado Society of Certified Public Accountants

LIABILITIES AND STOCKHOLDER EQUITY

	2003	2002
Current liabilities:		
Commissions payable	$ 17,391	$ 2,788
Accrued payroll taxes	310	258
Total current liabilities	**17,701**	**3,046**
Total liabilities	**17,701**	**3,046**
Commitments and contingencies		
Stockholders' equity:		
Capital stock, $.01 par value, 500,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	33,536	33,536
Retained earnings	16,887	19,567
Total stockholders' equity	**51,423**	**54,103**
Total liabilities and shareholders' equity	**$ 69,124**	**$ 57,149**

See notes to financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Operation and Retained Earnings
For the Years Ended December 31, 2003 and 2002

	2003	2002
Commission revenue	$ 198,397	$ 170,245
General and administrative expenses	232,260	212,143
Loss from operations	**(33,863)**	**(41,898)**
Other income:		
Interest	491	1,016
Miscellaneous expense reimbursement	30,692	33,027
Total other income	31,183	34,043
Net loss	**(2,680)**	**(7,855)**
Retained earnings, beginning of year	19,567	27,422
Retained earnings, end of year	**$ 16,887**	**$ 19,567**

See notes to the financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (2,680)	$ (7,855)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation	159	81
(Increase) decrease in:		
Commissions receivable	(11,222)	1,772
Prepaid expenses	(99)	1,477
Increase (decrease) in:		
Commissions payable	14,603	(6,325)
Accrued payroll taxes	52	(24)
Net cash provided by (used in) operating activities	**813**	**(10,874)**
Cash flows from investing activities:		
Purchase office furniture	-	(795)
Net cash used in investing activities	**-**	**(795)**
Net increase (decrease) in cash and cash equivalents	**813**	**(11,669)**
Cash and cash equivalents, beginning of year	44,258	55,927
Cash and cash equivalents, end of year	**$ 45,071**	**$ 44,258**

See notes to the financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1: Significant Accounting Policies

Nature of Business

Mountain States Investments, Inc. (the "Company") is a Colorado subchapter S Corporation founded in April 1985. The Company is a broker-dealer with the Securities and Exchange Commission and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company has assumed a "Fully Disclosed Correspondent Agreement" with Fiserv Correspondent Services, Inc. (Fiserv) whereby Fiserv functions as a clearing broker/dealer and maintains customer accounts on behalf of the Company.

Accounting

Assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting for financial statement and income tax purposes. No allowance for doubtful accounts has been provided due to the method used to recognize commission receivables.

Revenue and Expenses

Commission revenue and expense is recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Office equipment and furniture are stated at cost, and depreciation is provided by use of straight line and accelerated methods of depreciation using estimated lives of five to seven years. Depreciation for the years ended December 31, 2003 and 2002 was $159 and $81, respectively.

Income Taxes

Under the Internal Revenue and Colorado state income tax codes, the net taxable income of the Company and any related tax credits are deemed to pass to the shareholders and are included in their personal returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the shareholders.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Note 1: Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. It is reasonably possible that the Company's estimates may change in the near term.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable is recorded net of allowances for expected losses. The allowance is estimated from historical performance and periodic review of the status of outstanding receivables. Normal accounts receivable are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management has determined there was no need for an allowance for doubtful accounts at December 31, 2003 and 2002.

Long-lived assets:

The Company's management assesses the carrying value of its long-lived assets for impairment when circumstances warrant such a review. If management determines that impairment has occurred, a loss is recognized based on the difference between the assets' carrying values over the estimated fair values. Based on its review, management does not believe that any impairment has occurred as of December 31, 2003.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

Note 2: Operating Leases

The Company leases office space under a noncancelable operating lease. The rent and overhead expense was $12,623 and $12,773 for the years ended December 31, 2003 and 2002, respectively. The future minimum rental payments required under the lease is as follows:

Year ended December 31:

2004	$	10,971
Thereafter		-
Total	$	10,971

Note 3: Legal Claims

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

Note 4: Net Capital

The Company is subject to the Securities and Exchange Commissions Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $48,495 and $51,115, respectively, which was in excess of its required capital by $43,495 and $46,115, respectively.

SUPPLEMENTAL INFORMATION

(See Independent Auditors' Report)

MOUNTAIN STATES INVESTMENTS, INC.
Supplemental Statements of Revenue and Expenses
For the Years Ended December 31, 2003 and 2002

	2003		2002	
	Amount	Percent	Amount	Percent
Commission revenue	$ 198,397	100.0%	$ 170,245	100.0%
Commission expense	184,789	93.1%	165,399	97.2%
Commissions income net of commission expense	**13,608**	**6.9%**	**4,846**	**2.8%**
General and administrative expenses - excluding commission expense:				
Rent and overhead	12,623	6.4%	12,773	7.5%
Salaries	9,120	4.6%	9,120	5.4%
Legal and accounting	4,609	2.3%	4,275	2.5%
Printing and postage	4,237	2.1%	4,346	2.6%
Fees and licenses	4,158	2.1%	3,588	2.1%
DTN quote system	3,815	1.9%	3,649	2.1%
Telephone	3,216	1.6%	3,274	1.9%
Office supplies and expense	2,523	1.3%	1,596	0.9%
Dues and subscriptions	887	0.4%	265	0.2%
Payroll taxes	810	0.4%	757	0.4%
Insurance	603	0.3%	2,099	1.2%
Travel and entertainment	527	0.3%	402	0.2%
Depreciation and amortization	159	0.1%	81	0.0%
Contributions	112	0.1%	300	0.2%
Other taxes	41	0.0%	23	0.0%
Miscellaneous expense	31	0.0%	71	0.0%
Repairs and maintenance	-	0.0%	125	0.1%
Total general and administrative expenses - excluding commission expense	47,471	23.9%	46,744	27.5%
Loss from operations	**(33,863)**	**(24.6)%**	**(41,898)**	**(24.6)%**
Other income (expense):				
Interest	491	0.2%	1,016	0.6%
Miscellaneous expense reimbursement	30,692	15.5%	33,027	19.4%
Total other income (expense)	31,183	15.7%	34,043	20.0%
Net loss	**$ (2,680)**	**(4.6)%**	**(7,855)**	**(4.6)%**

See independent auditors' report.

MOUNTAIN STATES INVESTMENTS, INC.
Computations of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1
of the Securities and Exchange Commission
For the Years Ended December 31, 2003 and 2002

	2003	2002
Stockholders' equity	$ 51,423	$ 54,103
Nonallowable assets:		
Office equipment - net book value	555	714
Commissions receivable over 30 days old	-	-
Security deposits	650	650
Prepaid expenses	1,723	1,624
Total	2,928	2,988
Net Capital	**48,495**	**51,115**
Minimum net capital requirement	5,000	5,000
Net capital in excess of requirements	$ 43,495	$ 46,115

Aggregate Indebtedness

	2003	2002
Total aggregate indebtedness	$ 17,701	$ 3,046
Ratio of aggregate indebtedness to net capital	.06 to 1	.18 to 1

See independent auditors' report.

MOUNTAIN STATES INVESTMENTS, INC.
Reconciliation of the Computation of Net Capital
With That of the Registrant As Filed in
Part IIA of Form X-17A-5
December 31, 2003 and 2002

As of December 31, 2003 and 2002, no material differences exist between the audit report and Mountain States Investments, Inc.'s computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

See independent auditors' report.

MOUNTAIN STATES INVESTMENTS, INC.
Information Relating to the Possession or Control
Requirements under SEC Rule 15c3-3
December 31, 2003 and 2002

This rule is not applicable to Mountain States Investments, Inc., which is exempt due to the fact they are on a fully disclosed basis with a clearing broker or dealer.

See independent auditors' report.

Ryan, Gunsauls & O'Donnell, P.C.
Certified Public Accountants

Independent Auditor's Report on Material Inadequacies

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Mountain States Investments, Inc. (the "Company") for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3e. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Financial Services and Tax Advisors since 1954
5590 East Yale Avenue • Suite 201 • Denver, Colorado 80222 • 303.758.5558 • Fax 303.756.1741
admin@rgo-cpa.com • www.rgo-cpa.com
Member of American Institute of Certified Public Accountants • Member of Colorado Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Ryan, Gunsauls & O'Donnell, LLC.

Denver, Colorado
January 19, 2004